EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for the second quarter 2025

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for the second quarter 2025.

Cash dividend amount: 0.37

Announced currency: USD

Last day including rights: 12 November 2025

Ex-date Oslo Børs: 13 November 2025

Ex-date New York Stock Exchange: 14 November 2025

Record date: 14 November 2025

Payment date: 26 November 2025

Date of approval: 22 July 2025

Other information: The cash dividend per share in NOK will be communicated on 20 November 2025.

This information is published in accordance with the requirements of the Euronext Oslo Børs Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.